Western Asset Municipal High Income Fund Inc. Announces Changes to Non-Fundamental Investment Policies

NEW YORK - (BUSINESS WIRE) - November 19, 2007

Western Asset Municipal High Income Fund Inc. (NYSE: MHF) today announced changes to non-fundamental investment policies relating to the types of securities and maturities in which the Fund may invest. These changes, which will be effective on December 19, 2007, are intended to provide the portfolio managers with additional flexibility to meet the Fund's investment objective and address developments in the market since the Fund commenced operations in 1988, but there is no expectation that dramatic changes in the Fund's portfolio composition or investment approach will result.

Under the Fund's amended non-fundamental investment policies recommended by Fund management and approved by the Board of Directors, the Fund may, under normal market conditions, invest in non-publicly traded municipal securities, zero-coupon municipal obligations and non-appropriation or other municipal lease obligations. Previously, the Fund had the ability to invest up to 30% of its assets in non-publicly traded securities, up to 25% of its total assets in zero-coupon municipal obligations and no more than 10% of its assets in non-appropriation municipal lease obligations, although it could invest without limit in other municipal lease obligations.

In addition, the Board of Directors approved a change to a non-fundamental investment policy that permits the Fund to invest in municipal obligations of any maturity. Previously, the Fund had indicated that it would generally invest in long-term municipal bonds and that it expected the weighted average maturity of its portfolio to exceed ten years.

Additional Information About Non-Publicly Traded Securities, Zero-Coupon Obligations and Non-Appropriation Lease Obligations

Under the Fund's amended non-fundamental policies, the Fund may, under normal market conditions, invest in non-publicly traded municipal securities. The manager believes that non-publicly traded securities, which may be considered speculative, often provide attractive high yields. The sale of securities that are not traded publicly is typically restricted under the federal securities laws. As a result, the Fund may be forced to sell these securities at less than fair market value or may not be able to sell them at all when the manager believes it desirable to do so. Should the fund desire to sell any of these securities when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Under the Fund's amended non-fundamental investment policies, the Fund may, under normal market conditions, also invest in zero-coupon municipal obligations. Zero coupon municipal obligations are debt obligations that do not entitle the holder to any periodic payments prior to maturity and are issued and traded at a discount from their face amounts. The discount varies depending on the time remaining until maturity, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon municipal obligations may be created by investment banks under proprietary programs in which they strip the interest component from the principal component and sell both separately. The market prices of zero coupon securities are generally more volatile than the market prices of securities that pay interest periodically and are likely to respond to changes in interest rates to a greater degree than do securities having similar maturities and credit quality that do pay periodic interest.

In addition, under the Fund's amended non-fundamental investment policies, the Fund may, under normal market conditions, invest in participations in lease obligations or installment purchase contract obligations of municipal authorities or entities that contain "non-appropriation" clauses ("non-appropriation municipal lease obligations"). Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional securities. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. In addition, the tax treatment of such obligations in the event of non-appropriation is unclear.

Western Asset Municipal High Income Fund Inc., a diversified, closed-end management investment company, is managed by Legg Mason Partners Fund Advisor, LLC, a wholly-owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, an affiliate of the investment manager.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.leggmason.com.

Brenda Grandell, Director, Closed End Funds, Legg Mason & Co., LLC, 212-
291-3775